5G Edge Acquisition Corp.

30 East 85th Street, Suite 3A

New York, New York 10028

January 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	5G Edge Acquisition Corp.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-254854)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of 5G Edge Acquisition Corp. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-254854) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Allen Salmasi
Allen Salmasi
Chief Executive Officer